Annual and Special Meeting of Shareholders
May 10, 2006
REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon

Outcome of Vote
1.	The election of the director nominees set forth in the Information Circular of Paramount Resources Ltd. dated March 3, 2006 (the “Information Circular”) as directors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed.	Passed

2.	The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders.	Passed

3.	Approving above-reserve options granted under Paramount Resource Ltd.’s Stock Option Plan (the “Plan”) and certain amendments to the Plan, all as described in the Information Circular.	87.8%* in favour 12.2%* against * In respect of 44,053,818 shares voted of the 67,985,075 issued and outstanding